EXHIBIT 99.1

IIJ to Absorb a Consolidated Subsidiary

TOKYO, Nov. 7, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) announced that its Board of Directors resolved today to absorb IIJ Exlayer Inc. ("IIJ-Exlayer"), a 99.9% owned subsidiary of IIJ. The merger is expected to take effect on January 1, 2014. Details of the merger are outlined below.

IIJ-Exlayer's revenues, operating income and net loss for the fiscal year ended December 31, 2012 were JPY88 million, JPY0.4 million and JPY6 million, respectively.

1. Purpose of merger

The purpose of merger with IIJ-Exlayer, which is IIJ's subsidiary in Japan supervising as a holding company for overseas systems integration (SI) subsidiaries, is to improve group management efficiency by centralizing administrative operation. Simultaneously, the merger with IIJ America Inc., which is a U.S.-based subsidiary of IIJ providing network services, and IIJ Exlayer USA LLC., which is a U.S.-based SI subsidiary of IIJ-Exlayer, was resolved for the purpose of strengthening business in the United States.

The impact of the merger on IIJ's consolidated financial results will be minor.

2. Details of merger
(1) Merger schedule

Board meeting for approval of the merger:	November 7, 2013
Signing of the merger agreement:	November 7, 2013
Effective date of the merger:	January 1, 2014 (Scheduled)

(*) For IIJ, this merger will be a simplified merger under Article 796.3 of the Corporation Act in Japan. Accordingly, general meeting of shareholders of IIJ will not be held. For IIJ-Exlayer, the merger will be a short form merger under Article 784.1 of the Corporation Act in Japan. Accordingly, general meeting of shareholders of IIJ-Exlayer will not be held.

(2) Merger procedure
IIJ, as the surviving company, will absorb IIJ-Exlayer, which will be subsequently dissolved.

(3) Details of allotment related to the merger

	IIJ (Surviving Company in Absorption-type Merger)	IIJ-Exlayer (Dissolving Company in Absorption-type Merger)
Details of allotment with respect to the merger	1 share of common stock	26 shares of common stock

(Note 1) Allotment Ratio of Shares
26 shares of IIJ common stock per one (1) share of IIJ-Exlayer common stock will be allotted and delivered; provided that shares will not be allotted with respect to IIJ-Exlayer shares held by IIJ (3,996 shares as of November 7, 2013) immediately before the merger takes effect.

(Note 2) Number of shares to be delivered in the merger
During the merger, a total of 104 shares of IIJ common stock will be allotted to the shareholders of IIJ-Exlayer. No new IIJ shares will be issued, as IIJ shares will be granted to shareholders of IIJ-Exlayer by using shares of IIJ treasury stock held by IIJ.

(Note 3) Treatment of shares constituting less than one unit (tangen miman kabushiki)
Since IIJ's shares are traded on the Tokyo Stock Exchange in units of 100 shares, those shareholders who will hold a fraction of a unit (i.e., IIJ shares constituting less than 100 shares) upon the merger will not be able to sell shares less than one unit at the securities exchange.

Shareholders who will own common shares of IIJ less than one unit are able to utilize the procedures set forth below.

(i) Procedure for additional purchase for shares less than one share unit
A shareholder who holds a fraction of a unit (i.e., IIJ shares constituting less than 100 shares) may request that IIJ sell such fraction of a unit of IIJ shares at the market price, that, when combined with such fraction of a unit of IIJ shares already held by such holder, constitute a whole unit of IIJ shares.

(ii) Procedure for acquisition for shares less than one share unit (sale of shares less than 100 shares)
A shareholder who holds a fraction of a unit (i.e. IIJ shares constituting less than 100 shares) may request that IIJ purchase such fraction of a unit of IIJ shares at the market price from the relevant shareholder.

(4) Handling of share warrants and bonds with share warrants of the defunct companies
None

3. Policy of calculation of the allotment ratio of shares

As a basis of the calculation of the allotment ratio of shares, IIJ and IIJ-Exlayer conducted the following analysis. IIJ common stock is listed on Tokyo Stock Exchange and IIJ's recent share prices have shown no abnormality. Therefore, the analysis for IIJ was made with the average of the closing price on the First Section of the Tokyo Stock Exchange for the consecutive 30 business days including and before October 31, 2013. Since common stock of IIJ-Exlayer is non-listed, the analysis for IIJ-Exlayer was made with both the price of the recent transaction and the share value calculated by adjusted net assets method. The allotment ratio of shares has been determined as above considering generally the results of the above analyses.

4. Basic information of IIJ and IIJ-Exlayer

(1) Company name	Internet Initiative Japan Inc.		IIJ Exlayer Inc.
	(Surviving company)		(Dissolving company)
(2) Address	1-105 Kanda Jinbo-cho,		1-105 Kanda Jinbo-cho,
	Chiyoda-ku, Tokyo		Chiyoda-ku, Tokyo
(3) Representative	Chairman and CEO		President
	Koichi Suzuki		Kenji Sakata
President and COO
Eijiro Katsu
(4) Business description	Internet connectivity and outsourcing		Supervising as a holding company for overseas systems integration (SI) subsidiaries service, systems integration, equipment
sales and others
(5) Capital	JPY22,958 million		JPY10 million
	(as of September 30, 2013)		(as of September 30, 2013)
(6) Incorporated	December 3, 1992		October 1, 2009
(7) Number of shares issued	46,697,800 (as of September 30, 2013)		4,000 (as of September 30, 2013)
(8) Fiscal year-end	March 31		December 31
(9) Number of employee	1,555 (as of September 30, 2013)		2 (as of September 30, 2013)
(10) Major shareholders and shareholding ratio	Nippon Telegraph and	21.62%	Internet Initiative Japan Inc.	99.9%
Telephone Corporation
	GOLDMAN, SACHS & CO. REG	4.56%
	Itochu Corporation	4.47%
	NTT Communications	4.37%
Corporation
	Japan Trustee Services Bank,	3.95%
Ltd (trust account)
	Koichi Suzuki	3.86%
(11) Financial condition and business results for the most recent fiscal year	Consolidated fiscal year		Fiscal year ended
	ended March 31, 2013		December 31, 2012
Shareholders' equity	JPY 37,607 million		JPY 83 million
Total assets	JPY 82,111 million		JPY 134 million
Shareholders' equity per share	JPY 927.72		JPY 20,856.44
Total revenues	JPY 106,248 million		JPY 88 million
Operating income	JPY 7,753 million		JPY 0.4 million
Income before income tax	JPY 7,757 million		Loss of JPY 6 million
expenses
Net income	JPY 5,301 million		Loss of JPY 6 million
Basic net income per share	JPY 130.76		Loss of JPY1,485.46

(Note 1) (10) Major shareholders and shareholding ratio are based on shareholder registry as of September 30, 2013.

(Note 2) Mr. Koichi Suzuki jointly owns IIJ stocks through his wholly owned company called KS Holdings which holds 810,000 shares of common stock, 1.73% of IIJ's total outstanding shares.

(Note 3) IIJ issued new shares by way of public offering with payment due July 18, 2013 and by way of third-party allotment in connection with secondary offering of shares by way of over-allotment with payment due August 5, 2013. As a result, shareholders' equity and number of shares issued increased JPY17,239 million and 5,400,000 shares, respectively. These increases are not included in the above figures in (11) Financial condition and business results for the most recent fiscal year.

5.      Situation after the merger

There will be no changes in the company name, address, representative, business description, capital or the fiscal year.

6.      Future outlook

The impact of the merger on IIJ's consolidated financial results will be minor.

(For References) Target of consolidated financial results for the fiscal year ending March 31, 2014 and consolidated financial results for the fiscal year ended March 31, 2013	Total revenues	Operating income	Income before income tax expense	Net income attributable to IIJ
	JPY millions	JPY millions	JPY millions	JPY millions
Target of consolidated financial results for the fiscal year ending March 31, 2014	117,000	9,400	9,000	6,000
Consolidated financial results for the fiscal year ended March 31, 2013	106,248	7,753	5,976	3,641

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: For inquiries, contact IIJ Investor Relations:
         Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir